SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

REINHOLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

REINHOLD ACQUISITION CORP.
REINHOLD HOLDINGS, INC.
RESOLUTE FUND PARTNERS, LLC
THE RESOLUTE FUND, L.P.
THE RESOLUTE FUND NETHERLANDS PV I, L.P.
THE RESOLUTE FUND NETHERLANDS PV II, L.P.
THE RESOLUTE FUND SINGAPORE PV, L.P.
THE RESOLUTE FUND NQP, L.P.
THE JORDAN COMPANY, L.P.

(Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

75935A 10 9
(CUSIP Number of Class of Securities)

Jonathan F. Boucher
Reinhold Acquisition Corp.
c/o The Jordan Company, L.P.
767 Fifth Avenue
New York, NY 10153
Telephone: (212) 572-0800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
James B. Carlson
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019
Telephone: (212) 506-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$41,322,413	$4,421.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The calculation of the transaction value assumes the purchase of (i) 3,292,105 outstanding shares of Class A common stock of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’) and (ii) 13,688 shares of Class A common stock reserved for deferred issuance pursuant to the Company's Directors' Deferred Stock Plan, each at an offer price of $12.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,421.50
Form or Registration No:	Schedule TO
Filing Party:	Reinhold Acquisition Corp.
Reinhold Holdings, Inc.
Resolute Fund Partners, LLC
The Resolute Fund, L.P.
The Resolute Fund Netherlands PV I, L.P.
The Resolute Fund Netherlands PV II, L.P.
The Resolute Fund Singapore PV, L.P.
The Resolute Fund NQP, L.P.
Date Filed:	November 9, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the ‘‘Schedule TO’’) filed initially with the Securities and Exchange Commission on November 9, 2006 by Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’), Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and wholly-owned subsidiary of Parent, and certain other filing persons. The Schedule TO and this Amendment No. 1 relate to the tender offer (the ‘‘Offer’’) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the ‘‘Company Common Stock’’), of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’), at a price per share of Company Common Stock equal to $12.50 (the ‘‘Offer Price’’), net to the seller in cash, less any required withholding of taxes and without the payment of any interest.

The terms and conditions of the offer are described in the Offer to Purchase dated November 9, 2006 (the ‘‘Offer to Purchase’’), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal and instructions thereto, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the ‘‘Offer’’). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Items 1-9, and Item 11.

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented to read as follows:

The Resolute Fund, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund Singapore PV, L.P. and The Resolute Fund NQP, L.P. (collectively, the ‘‘Investment Partnerships’’) are listed on the cover page of this Schedule TO because they are the equity owners of Parent and, as a result, may be deemed to indirectly control Purchaser. Resolute Fund Partners, LLC is listed on the cover page of this Schedule TO because it is the general partner of each of the Investment Partnerships and, as a result, may be deemed to indirectly control Purchaser. The Jordan Company, L.P. is listed on the cover page of this Schedule TO because as an advisor to The Resolute Fund, L.P., it could be deemed to indirectly control Purchaser. However, none of the Investment Partnerships, Resolute Fund Partners, LLC and The Jordan Company, L.P. are participating in the Offer and each such entity disclaims any status as a bidder in the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REINHOLD ACQUISITION CORP.

By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: President
REINHOLD HOLDINGS, INC.
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: President
THE RESOLUTE FUND, L.P. THE RESOLUTE FUND NETHERLANDS PV I, L.P. THE RESOLUTE FUND NETHERLANDS PV II, L.P. THE RESOLUTE FUND SINGAPORE PV, L.P. THE RESOLUTE FUND NQP, L.P.
By: RESOLUTE FUND PARTNERS, LLC, as the general partner
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: Managing Principal
RESOLUTE FUND PARTNERS, LLC
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: Managing Principal
THE JORDAN COMPANY, L.P.
By: THE JORDAN COMPANY GP, LLC, its general partner
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: Authorized Member

Dated: November 22, 2006